UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Cheniere Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Don A. Turkleson

700 Milam Street

Suite 800

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere LNG Holdings, LLC 20-3313086
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,891,357 Common Units
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 10,891,357 Common Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,891,357 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO - limited liability company

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere LNG Terminals, Inc. 20-2452062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,891,357 Common Units
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 10,891,357 Common Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,891,357 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere LNG, Inc. 20-2342836
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,891,357 Common Units
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 10,891,357 Common Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,891,357 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16411Q101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 10,891,357 Common Units
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 10,891,357 Common Units
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,891,357 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D” ) relates to the common units representing limited partner interests (the “Common Units”) of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive office at 700 Milam Street, Suite 800, Houston, Texas 77002.

Item 2 . Identity and Background.

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Cheniere LNG Holdings, LLC, a Delaware limited liability company (“Cheniere Holdings”), by virtue of its direct beneficial ownership of Common Units; (ii) Cheniere LNG Terminals, Inc., a Delaware corporation (“Cheniere Terminals”), by virtue of its ownership of all the outstanding membership interests of Cheniere Holdings; (iii) Cheniere LNG, Inc., a Delaware corporation (“Cheniere LNG”), by virtue of its ownership of all the outstanding common stock of Cheniere Terminals, and (iv) Cheniere Energy, Inc., a Delaware corporation (“Cheniere Energy”) by virtue of its ownership of all the outstanding common stock of Cheniere LNG. Cheniere Holdings, Cheniere Terminals, Cheniere LNG and Cheniere Energy are collectively referred to herein as the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The business address of each of the Reporting Persons is 700 Milam Street, Suite 800, Houston, Texas 77002.

(c) Each of the Reporting Persons are engaged in the energy business.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 . Source and Amount of Funds or Other Consideration.

On March 26, 2007, the Issuer completed its initial public offering of an aggregate of 13,500,000 Common Units (the “Offering”). In connection with the Offering, the Issuer entered into a Contribution and Conveyance Agreement dated as of March 26, 2007 (the “Contribution Agreement”), with Cheniere

Holdings, Cheniere Energy Partners GP, LLC, a Delaware limited liability company (the “General Partner”), Cheniere Energy Investments, LLC, a Delaware limited liability company (“Investments”), Sabine Pass LNG-GP, Inc., a Delaware corporation, and Sabine Pass LNG-LP, LLC, a Delaware limited liability company, pursuant to which Cheniere Holdings contributed certain assets to the Issuer in exchange for 21,362,193 Common Units and 135,383,831 subordinated units representing limited partner interests of the Issuer (“Subordinated Units”). On March 26, 2007, concurrently with the Offering, Cheniere Holdings sold to the underwriters 8,445,836 Common Units.

In connection with the Offering and pursuant to the Underwriting Agreement dated as of March 20, 2007 among Cheniere Energy, the Issuer, the General Partner, Investments, and Cheniere Holdings, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, Cheniere Holdings granted the underwriters the right to purchase up to an aggregate 2,025,000 Common Units (the “Option”). The underwriters fully exercised the Option on April 16, 2007 and accordingly Cheniere Holdings sold 2,025,000 of its Common Units.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) None.

(b) None.

(c) None.

(d) None.

(e) Cheniere Holdings as owner of the general partner of the Issuer, Cheniere Terminals as owner of Cheniere Holdings, Cheniere LNG as owner of Cheniere Terminals, and Cheniere Energy as owner of Cheniere LNG, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Cheniere Holdings is the record and beneficial owner of 10,891,357 Common Units, which in the aggregate represents approximately 41.2% of the outstanding Common Units. Cheniere Holdings also indirectly holds 135,383,831 Subordinated Units which are convertible into an equal number of Common Units.

Cheniere Terminals does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding membership interests of Cheniere Holdings, Cheniere Terminals may be deemed to possess indirect beneficial ownership of the Common and Subordinated Units beneficially owned by Cheniere Holdings.

Cheniere LNG does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding common stock of Cheniere Terminals, Cheniere LNG may be deemed to possess indirect beneficial ownership of the Common and Subordinated Units beneficially owned by Cheniere Holdings.

Cheniere Energy does not directly own any units of the Issuer. By virtue of its ownership of all the outstanding common stock of Cheniere LNG, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common and Subordinated Units beneficially owned by Cheniere Holdings.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

(b) Cheniere Holdings has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 10,891,357 Common Units and 135,383,831 Subordinated Units beneficially owned by it.

By virtue of its ownership of all the outstanding membership interests of Cheniere Holdings, Cheniere Terminals may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

By virtue of its ownership of all the outstanding common stock of Cheniere Terminals, Cheniere LNG may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

By virtue of its ownership of all the outstanding common stock of Cheniere LNG, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units and Subordinated Units beneficially owned by Cheniere Holdings.

The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units being reported on this Schedule 13D.

(e) Not applicable.

Item 6 . Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Issuer Partnership Agreement

Subject to the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “ Issuer Partnership Agreement “), the general partner of the Issuer and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Pursuant to the terms of the Issuer Partnership Agreement, each Subordinated Unit will convert into one Common Unit at the end of the subordination period. Unless earlier terminated pursuant to the terms of the Issuer Partnership Agreement, the subordination period will extend until the first business day after the Partnership meets the financial tests set forth in the Issuer Partnership Agreement.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B	Contribution and Conveyance Agreement, dated March 26, 2007, among Cheniere Energy Partners, L.P., Cheniere Energy Partners GP, LLC, Cheniere LNG Holdings, LLC, Cheniere Energy Investments, LLC, Sabine Pass LNG-GP, Inc. and Sabine Pass LNG-LP, LLC, incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 26, 2007.

Exhibit C	Underwriting Agreement, dated March 20, 2007, by and among Cheniere Energy, Inc., Cheniere Energy Partners, L.P., Cheniere Energy Partners GP, LLC, Cheniere Energy Investments, LLC and Cheniere LNG Holdings, LLC, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 26, 2007.

Exhibit D	First Amended and Restated Agreement of Limited Partnership of Cheniere Energy Partners, L.P., incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on March 26, 2007.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

CHENIERE LNG HOLDINGS, LLC

By:	/s/ Don A. Turkleson
Don A. Turkleson Title: Chief Financial Officer

CHENIERE LNG TERMINALS, INC.

By:	/s/ Don A. Turkleson
Don A. Turkleson Title: Chief Financial Officer

CHENIERE LNG, INC.

By:	/s/ Don A. Turkleson
Don A. Turkleson Title: Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Don A. Turkleson
Don A. Turkleson Title: Senior Vice President and Chief Financial Officer

Schedule A

General Partners, Executive Officers, Managers and Board of Directors

Cheniere LNG Holdings, LLC

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman of the Board	Chairman and Chief Executive Officer of Cheniere Energy, Inc.	523,100	(1)

Stanley C. Horton	Chief Executive Officer	President and Chief Operating Officer of Cheniere Energy, Inc.	10,000

Walter L. Williams	President	Vice Chairman of Cheniere Energy, Inc.	5,000

Don A. Turkleson	Chief Financial Officer and Manager	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	25,000

George R. Tiblier	Manager	Tax Director of Cheniere Energy, Inc.	None

The business address for each of the persons listed above is c/o Cheniere LNG Holdings, LLC, 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG Terminals, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Stanley C. Horton	Chief Executive Officer and Director	President and Chief Operating Officer of Cheniere Energy, Inc.	10,000

Walter L. Williams	President	Vice Chairman of Cheniere Energy, Inc.	5,000

Don A. Turkleson	Chief Financial Officer	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	25,000

Charif Souki	Director	Chairman and Chief Executive Officer of Cheniere Energy, Inc.	523,100	(1)

The business address for each of the persons listed above is c/o Cheniere LNG Terminals, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere LNG, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Stanley C. Horton	Chief Executive Officer and Director	President and Chief Operating Officer of Cheniere Energy, Inc.	10,000

Walter L. Williams	President	Vice Chairman of Cheniere Energy, Inc.	5,000

Don A. Turkleson	Chief Financial Officer	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	25,000

E. Darron Granger	Senior Vice President, Engineering and Construction	Senior Vice President, Engineering and Construction of Cheniere LNG, Inc.	None

Charif Souki	Director	Chairman and Chief Executive Officer of Cheniere Energy, Inc.	523,100	(1)

The business address for each of the persons listed above is c/o Cheniere LNG, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

Cheniere Energy, Inc.

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Charif Souki	Chairman & Chief Executive Officer and Director	Chairman and Chief Executive Officer of Cheniere Energy, Inc.	523,100	(1)

Walter L. Williams	Vice Chairman and Director	Vice Chairman of Cheniere Energy, Inc.	5,000

Stanley C. Horton	President and Chief Operating Officer	President and Chief Operating Officer of Cheniere Energy, Inc.	10,000

Don A. Turkleson	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Cheniere Energy, Inc.	25,000

Jonathan S. Gross	Senior Vice President—Exploration	Senior Vice President—Exploration of Cheniere Energy, Inc.	7,500

Name	Position	Principal Occupation/Business	Common Units Beneficially Owned
Zurab S. Kobiashvili	Senior Vice President and General Counsel	Senior Vice President and General Counsel of Cheniere Energy, Inc.	None

David B. Gorte	Senior Vice President and Chief Risk Officer	Senior Vice President and Chief Risk Officer of Cheniere Energy, Inc.	None

Stu Wagner	Senior Vice President—Corporate Development	Senior Vice President—Corporate Development of Cheniere Energy, Inc.	10,000

Jean Abiteboul	Senior Vice President—International	Senior Vice President—International of Cheniere Energy, Inc.	None

Davis Thames	Senior Vice President—Marketing	Senior Vice President—Marketing of Cheniere Energy, Inc.	500

R. Keith Teague	Vice President—Pipeline Operations	Vice President—Pipeline Operations of Cheniere Energy, Inc.	None

Vicky A. Bailey	Director	President of Anderson Stratton International, LLC.	300

Nuno Brandolini	Director	Chairman and Chief Executive Officer of Scorpion Holdings, Inc.	5,000

Keith F. Carney	Director	President of Dolomite Advisors, LLC.	20,000

John Deutch	Director	Institute Professor at the Massachusetts Institute of Technology.	5,000

Paul J. Hoenmans	Director	Previous senior executive in the oil and gas industry.	None

David B. Kilpatrick	Director	President of Kilpatrick Energy Group.	None

J. Robinson West	Director	Founder and Chairman of the Board of PFC Energy.	None

The business address for each of the persons listed above is c/o Cheniere Energy, Inc., 700 Milam Street, Suite 800, Houston, Texas 77002.

(1)	Includes 200,000 units directly owned by Mr. Souki and 323,100 units held by Mr. Souki’s wife and children for which Mr. Souki may be deemed to possess indirect beneficial ownership.